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04012547

FILE NO. 82-3919

January 22, 2004

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED JAN 30 2004 WASH, D.C. 158 SECTION

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Semi-Annual Report - First Six Months of the 56th Business Year- (April 1, 2003 to September 30, 2003) (Excerpt translation)

With kind regards,

PROCESSED FEB 09 2004 THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

dlw 2/3

(Excerpt translation)

FILE NO. 82-3919

SEMI-ANNUAL REPORT

First Six Months of the 56th Business Year

From April 1, 2003
To September 30, 2003

BANDAI CO., LTD.

(391045)

[Cover Page]

[Filed Document]	SEMI-ANNUAL REPORT
[Person with whom the Filing was made]	The Director General of the Kanto Local Finance Bureau
[Filing Date]	December 16, 2003
[Interim Accounting Period]	First Six Months of the 56th Business Year (From April 1, 2003 to September 30, 2003)
[Name of the Company]	Kabushiki Kaisha Bandai
[Name of the Company in English]	Bandai Co., Ltd.
[Title and Name of Representative]	Takeo Takasu, President and Representative Director
[Location of Head Office]	5-4, Komagata 2-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Hiroshi Kawasaki General Manager of President Office
[Adjacent Place to Contact]	5-4, Komagata 2-chome, Taito-ku, Tokyo
[Telephone Number]	(03) 3847-5011 (key)
[Person to Contact]	Hiroshi Kawasaki General Manager of President Office

[Places at which copies of the Semi-Annual Report are made available for public inspection]

Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Bandai Co., Ltd., Osaka Branch
(12-3, Toyosaki 4-chome, Kita-ku, Osaka-shi, Osaka)

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

① Consolidated Interim Balance Sheets

	As of September 30, 2002			As of September 30, 2003			As of March 31, 2003 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits		46,893			79,253			81,594	
2. Notes and Accounts Receivable – Trade		40,758			40,581			45,670	
3. Marketable Securities		6,007			6,319			4,946	
4. Inventories		8,976			9,632			8,115	
5. Deferred Tax Assets – Current		5,985			4,871			5,085	
6. Others		15,968			14,690			14,061	
7. Allowance for Doubtful Receivables		(927)			(604)			(691)	
Total Current Assets		123,663	63.4		154,744	68.6		158,781	70.4
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings and Structures	12,085			11,597			11,003		
(2) Land	17,394			16,256			16,598		
(3) Others	9,629	39,110		11,778	39,631		9,581	37,184	
2. Intangible Fixed Assets									
(1) Consolidated Adjustments	98			42			35		
(2) Others	2,621	2,720		2,345	2,387		2,541	2,577	
3. Investment and Other Assets									
(1) Investment in Securities	12,791			13,220			10,861		
(2) Deferred Tax Assets-Non-Current	3,915			3,477			4,369		
(3) Deferred Tax Assets, Land Revaluation	8,520			8,398			8,398		
(4) Others	5,042			4,764			4,631		
(5) Allowance for Doubtful Receivables	(819)	29,449		(1,143)	28,718		(1,121)	27,139	
Total Fixed Assets		71,279	36.6		70,737	31.4		66,901	29.6
Total Assets		194,942	100.0		225,482	100.0		225,683	100.0

	As of September 30, 2002		As of September 30, 2003		As of March 31, 2003 (Condensed)	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Notes and Accounts Payable – Trade	26,601		25,816		27,057	
2. Short-Term Bank Loans	2,333		545		1,480	
3. Current Maturities of Long-Term Bonds	5,000		10,000		10,000	
4. Account Payable – Other	12,902		12,630		17,231	
5. Accrued Income Taxes	4,729		5,055		5,006	
6. Other Current Liabilities	5,399		5,587		6,440	
Total Current Liabilities:	56,966	29.2	59,636	26.5	67,215	29.8
II. Fixed Liabilities:						
1. Bonds	10,000		25,200		25,200	
2. Long-Term Debt	26		15		69	
3. Accrued Retirement and Severance Benefits	669		546		549	
4. Officers' Retirement Allowance Reserve	1,124		1,285		1,395	
5. Other Fixed Liabilities	545		522		570	
Total Fixed Liabilities:	12,366	6.4	27,569	12.2	27,785	12.3
Total Liabilities:	69,332	35.6	87,206	38.7	95,000	42.1
(Minority Interests)						
Minority Interests	14,139	7.2	15,022	6.7	14,566	6.5
(Shareholders' Equity)						
I. Common Stock	23,628	12.1	23,832	10.6	23,633	10.5
II. Capital Surplus	22,961	11.8	23,165	10.3	22,966	10.2
III. Earned Surplus	74,760	38.3	85,028	37.7	79,734	35.3
IV. Difference on Land Revaluation	(11,766)	(6.0)	(12,085)	(5.4)	(12,085)	(5.4)
V. Other Valuation Differences of Securities	1,374	0.7	1,606	0.7	927	0.4
VI. Foreign Currency Translation Adjustment	582	0.3	1,859	0.8	1,090	0.5
VII. Treasury Stock	(69)	-	(153)	(0.1)	(151)	(0.1)
Total Shareholders' Equity	111,470	57.2	123,253	54.6	116,116	51.4
Total Liabilities, Minority Interests and Shareholders' Equity	194,942	100.0	225,482	100.0	225,683	100.0

② Consolidated Interim Statements of Income

	For the Interim Period April 1, 2002 to September 30, 2002 Amount (Millions of Yen)		%	For the Interim Period April 1, 2003 to September 30, 2003 Amount (Millions of Yen)		%	For the Fiscal Year April 1, 2002 to March 31, 2003 (Condensed) Amount (Millions of Yen)		%
I. Net Sales		113,850	100.0		119,926	100.0		244,949	100.0
II. Cost of Sales		63,184	55.5		66,134	55.1		138,149	56.4
Gross Profit		50,666	44.5		53,792	44.9		106,800	43.6
III. Selling, General and Administrative Expenses		37,418	32.9		39,839	33.2		80,932	33.0
Operating Income		13,247	11.6		13,952	11.7		25,868	10.6
IV. Non-Operating Income									
1. Interest income	242			211			439		
2. Dividend income	87			105			101		
3. Rental income	157			111			329		
4. Investment income applied by the equity method	215			-			345		
5. Other non-operating income	153	856	0.8	229	658	0.5	379	1,595	0.7
V. Non-Operating Expenses									
1. Interest expense	202			206			378		
2. Loss on foreign currency exchange rate	281			138			347		
3. Investment loss applied by the equity method	-			613			-		
4. Other non-operating expenses	93	578	0.5	101	1,060	0.9	302	1,028	0.5
Recurring Income		13,525	11.9		13,551	11.3		26,435	10.8
VI. Extraordinary Income									
1. Gain on sale of fixed assets	129			9			132		
2. Gain on sale of investments in securities	126			165			266		
3. Gain on sale of equities of affiliated companies	-			161			-		
4. Transfer from allowance for doubtful receivables	82	338	0.3	48	384	0.3	152	551	0.2

	For the Interim Period April 1, 2002 to September 30, 2002			For the Interim Period April 1, 2003 to September 30, 2003			For the Fiscal Year April 1, 2002 to March 31, 2003 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
VII. Extraordinary Loss									
1. Loss on sale of fixed assets	14			8			314		
2. Loss on disposal of fixed assets	882			124			1,139		
3. Loss on write-down of fixed assets	-			-			247		
4. Special depreciation of fixed assets	-			-			586		
5. Loss on sale of investments in securities	2			12			2		
6. Loss on write-down of investments in securities	69			39			620		
7. Loss on write-down of investments in equities of affiliated companies	-			56			153		
8. Loss on write-down of guarantee money deposited	-			25			14		
9. Compensation to tenants for suspension of operations	-	968	0.9	150	417	0.3	-	3,077	1.2
Net Income before Income Taxes		12,895	11.3		13,517	11.3		23,908	9.8
Corporate Income, Inhabitant and Enterprise Taxes	5,589			5,695			9,439		
Tax Adjustments	(361)	5,227	4.6	583	6,279	5.3	448	9,888	4.0
Minority Interests		593	0.5		509	0.4		1,353	0.6
Net Income		7,074	6.2		6,729	5.6		12,667	5.2

③ Consolidated Interim Statements of Retained Earnings

	For the Interim Period April 1, 2002 to September 30, 2002		For the Interim Period April 1, 2003 to September 30, 2003		For the Fiscal Year April 1, 2002 to March 31, 2003 (Condensed)	
	Amount (Millions of Yen)		Amount (Millions of Yen)		Amount (Millions of Yen)	
(Capital surplus)						
I. Consolidated capital surplus at the beginning of the period		22,959		22,966		22,959
II. Increase in consolidated capital surplus						
Increase in capital surplus by exercise of rights to subscribe for new shares	1	1	199	199	7	7
III. Consolidated capital surplus at the end of the period		22,961		23,165		22,966
(Earned Surplus)						
I. Consolidated earned surplus at the beginning of the period		68,584		79,734		68,584
II. Increase in earned surplus						
1. Net income	7,074		6,729		12,667	
2. Increase in earned surplus resulting from inclusion in the scope of consolidation	-		238		-	
3. Reversal of the difference on land revaluation	-	7,074	-	6,968	114	12,781
III. Decrease in earned surplus						
1. Cash dividends	733		1,222		1,467	
2. Bonus to officers	164		227		164	
3. Decrease in earned surplus resulting from exclusion from the scope of consolidation	-		203		-	
4. Decrease in earned surplus by capital increase of associated companies accounted for by the equity method	-		16		-	
5. Decrease in earned surplus by capital increase of consolidated subsidiaries	-	897	4	1,674	-	1,631
IV. Consolidated earned surplus at the end of the period		74,760		85,028		79,734

2. Non-Consolidated Interim Financial Statements, etc.

(1) Non-Consolidated Interim Financial Statements

① Non-Consolidated Interim Balance Sheets

	As of September 30, 2002			As of September 30, 2003			As of March 31, 2003 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash and Time Deposits	20,424			43,595			49,614		
2. Notes Receivable – Trade	3,519			2,140			1,924		
3. Accounts Receivable – Trade	19,984			18,607			16,989		
4. Marketable Securities	2,002			2,003			2,003		
5. Inventories	2,482			1,797			1,500		
6. Short-Term Loans Receivable	1,555			-			1,525		
7. Deferred Tax Assets – Current	1,761			1,856			1,981		
8. Other Current Assets	4,766			7,502			5,271		
9. Allowance for Doubtful Receivables	(392)			(117)			(107)		
Total Current Assets		56,104	42.2		77,385	49.7		80,703	52.4
II. Fixed Assets:									
1. Property, Plant and Equipment									
(1) Buildings	5,451			4,576			4,743		
(2) Tools, furniture and fixtures	3,723			4,153			3,602		
(3) Land	13,146			12,495			12,402		
(4) Other properties	1,734			2,997			1,836		
Total Property, Plant and Equipment	24,056			24,223			22,584		
2. Intangible Fixed Assets	1,069			919			1,059		
3. Investments and Other Assets									
(1) Investments in securities	4,571			4,356			3,558		
(2) Shares in affiliated companies	32,248			32,762			31,446		
(3) Deferred tax assets-non-current	4,805			3,987			4,423		
(4) Deferred tax assets by revaluation	8,628			8,503			8,503		
(5) Other investments and other assets	2,594			4,181			2,801		
(6) Allowance for investment losses	(824)			-			(600)		
(7) Allowance for doubtful receivables	(427)			(578)			(565)		
Total Investments and Other Assets	51,595			53,213			49,568		
Total Fixed Assets:		76,721	57.8		78,356	50.3		73,212	47.6
Total Assets		132,825	100.0		155,741	100.0		153,916	100.0

	As of September 30, 2002			As of September 30, 2003			As of March 31, 2003 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Liabilities)									
I. Current Liabilities:									
1. Notes Payable – Trade	2,937			2,035			2,181		
2. Accounts Payable– Trade	12,701			12,318			12,379		
3. Current Maturities of Long-Term Bonds	5,000			10,000			10,000		
4. Account Payable – Other	5,378			5,536			6,263		
5. Accrued Income Taxes	2,646			2,231			2,333		
6. Accrued Consumption Taxes	315			217			398		
7. Other Current Liabilities	2,173			2,292			2,668		
Total Current Liabilities		31,152	23.5		34,632	22.2		36,225	23.6
II. Fixed Liabilities:									
1. Bonds	10,000			25,000			25,000		
2. Accrued Retirement and Severance Benefits	161			119			128		
3. Officer's Retirement Allowance Reserve	493			459			535		
4. Other Fixed Liabilities	647			589			684		
Total Fixed Liabilities		11,302	8.5		26,168	16.8		26,348	17.1
Total Liabilities		42,455	32.0		60,801	39.0		62,573	40.7
(Shareholders' Equity)									
I. Common Stock		23,628	17.8		23,832	15.3		23,633	15.4
II. Capital Surplus									
Capital Reserve	22,961			23,165			22,966		
Total Capital Surplus		22,961	17.3		23,165	14.9		22,966	14.9
III. Earned Surplus									
1. Earned Surplus reserves	1,645			1,645			1,645		
2. Voluntary Reserves	48,921			52,613			48,921		
3. Unappropriated Reained Eeanings at the End of the Period	4,276			4,892			5,835		
Total Earned Surplus		54,843	41.3		59,151	38.0		56,402	36.6
IV. Difference on Revaluation of Land		(11,915)	(9.0)		(12,237)	(7.8)		(12,237)	(7.9)
V. Other Valuation Differences of Securities		923	0.7		1,124	0.7		669	0.4
VI. Treasury Stock		(69)	(0.1)		(98)	(0.1)		(93)	(0.1)
Total Shareholders' Equity		90,370	68.0		94,939	61.0		91,342	59.3
Total Liabilities and Shareholders' Equity		132,825	100.0		155,741	100.0		153,916	100.0

② Non-Consolidated Interim Statements of Income

	For the Interim Period April 1, 2002 to September 30, 2002			For the Interim Period April 1, 2003 to September 30, 2003			For the Fiscal Year April 1, 2002 to March 31, 2003 (Condensed)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Net Sales		61,803	100.0		59,428	100.0		125,217	100.0
II. Cost of Sales		36,476	59.0		34,845	58.6		74,383	59.4
Gross Profit		25,327	41.0		24,582	41.4		50,834	40.6
III. Selling, General and Administrative Expenses		19,619	31.8		18,711	31.5		39,668	31.7
Operating Income		5,708	9.2		5,871	9.9		11,166	8.9
IV. Non-Operating Income		1,089	1.8		1,038	1.7		1,617	1.3
V. Non-Operating Expenses		434	0.7		346	0.6		817	0.6
Ordinary Income		6,362	10.3		6,563	11.0		11,966	9.6
VI. Extraordinary Income		120	0.2		301	0.5		200	0.1
VII. Extraordinary Loss		709	1.2		131	0.2		3,021	2.4
Net Income before Taxes		5,773	9.3		6,734	11.3		9,144	7.3
Corporate Income, Inhabitant and Enterprise Taxes	2,810			2,430			3,720		
Tax Adjustments	(567)	2,242	3.6	244	2,674	4.5	(285)	3,434	2.7
Net Income		3,531	5.7		4,059	6.8		5,710	4.6
Profit or Loss Brought Forward		744			833			744	
Reversal of the difference on land revaluation		-			-			114	
Interim Cash Dividend		-			-			733	
Unappropriated Retained Earnings at the End of the Period		4,276			4,892			5,835	